UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DONEGAL GROUP INC.

(Name of Subject Company)

DONEGAL GROUP INC.

(Name of Person Filing Schedule 14D-9)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

257701-30-0

(CUSIP Number of Class of Securities)

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547-0302

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Frederick W. Dreher, Esq. John W. Kauffman, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103-4196 (215) 979-1234 Counsel to Donegal Group Inc.	David H. Pittinsky, Esq. Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, PA 19103-7559 (215) 864-8117 Counsel to the Donegal Group Inc. Special Committee

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

		Page
Item 4.	The Solicitation or Recommendation	1

Item 9.	Exhibits	2

(i)

PREFACE

This Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amended 14D-9”) relates to the tender offer (the “Offer”) of Gregory Mark Shepard (“Shepard”) to purchase for cash 962,636 shares of Donegal Group Inc. (“DGI”) Class B common stock (the “Class B Shares”) at a purchase price of $30.00 per share upon the terms and subject to the conditions set forth in Shepard’s Schedule TO (the “TO”). Shepard filed the TO with the Securities and Exchange Commission (the “SEC”) on March 20, 2013. Shepard amended the Offer on April 22, 2013 and extended its expiration date to May 20, 2013 (the “Amended Offer”). Shepard also filed an amended Schedule TO (the “Amended TO”) with the SEC on April 22, 2013.

The DGI Board of Directors (the “DGI Board”) met on April 30, 2013, following a meeting the Special Committee of the DGI Board held on April 26, 2013. The Special Committee concluded that the Amended Offer was illusory and recommended that the DGI Board recommend to the holders of the Class B Shares that they reject Shepard’s Amended Offer and not tender their Class B Shares for purchase because the Amended Offer is illusory. In accordance with the report and recommendation of the Special Committee, the DGI Board unanimously recommends that the holders of the Class B Shares REJECT the Amended Offer and NOT TENDER their Class B Shares for purchase pursuant to the Amended Offer. DGI sets forth the reasons for the recommendation of the DGI Board in this Amended 14D-9.

(ii)

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation

The DGI Board thoroughly evaluated and assessed the conditions in the Amended Offer. The DGI Board acted upon a report and recommendation submitted to the DGI Board by the Special Committee and advice from independent legal counsel. The Special Committee met on April 26, 2013. At its April 30, 2013 meeting, the DGI Board determined that Shepard could not satisfy certain conditions Shepard stated in his Amended Offer before the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date.

The DGI Board, therefore, unanimously recommends that the holders of DGI’s Class B Shares REJECT the Amended Offer and NOT TENDER their Class B Shares for purchase pursuant to the Amended Offer.

(b) Background

Shepard commenced the Amended Offer on April 22, 2013. Shepard’s conditions precedent to the Amended Offer provide that Shepard has no obligation to purchase the Class B Shares if any of his conditions to the Amended Offer have not been met. Because of the Amended Offer’s Expiration Date of May 20, 2013, the DGI Board and the Special Committee believe that the Amended Offer is illusory for the reasons DGI sets forth in Item 4(c) of this Amended 14D-9.

(c) Reasons for the DGI Board Recommendation

In reaching the conclusions and making the recommendation DGI describes above, the DGI Board and the Special Committee reviewed the conditions to the Amended Offer. As set forth in this Amended 14D-9, the DGI Board and the Special Committee comprised of independent members of the DGI Board believe that Shepard cannot satisfy a number of conditions to the Amended Offer before the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date. These conditions include the FRB Condition, the HSR Condition and the Insurance Regulatory Approval Condition.

The FRB Condition

Shepard has conditioned the Amended Offer upon the approval of the Federal Reserve Bank of Philadelphia (the “FRB”) following the expiration of a 60-day review period after Shepard’s filing of an application with the FRB for his proposed acquisition of the Class B Shares. Even though Shepard made his initial Offer for the Class B Shares on March 20, 2013 and even though his initial Offer, like the Amended Offer, was conditioned on FRB approval, Shepard did not file the requisite application for FRB approval until April 29, 2013. Because of the length of the review period, the DGI Board and the Special Committee do not believe that Shepard can satisfy the FRB Condition by the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date. Shepard cannot waive this condition, which is by law an indispensable legal condition precedent to the consummation of the Amended Offer.

The HSR Condition

Shepard may not consummate the Amended Offer prior to the expiration or termination of all applicable waiting periods and any extension of the waiting periods applicable to the notification Shepard must file with respect to the Amended Offer pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. To the knowledge of the DGI Board, as of May 1, 2013, Shepard had not made the filing or paid the filing fee. Because of the length of the waiting period, the DGI Board believes that Shepard cannot satisfy the HSR Condition prior to the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date. Shepard cannot waive this condition, which is by law an indispensable legal condition precedent to the consummation of the Amended Offer.

The Insurance Regulatory Approval Condition

The Insurance Regulatory Approval Condition requires that the insurance regulators in six states – Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin – approve the Tender Offer. Two states have raised legal issues as to whether Shepard may initiate the Tender Offer at all prior to obtaining insurance regulatory approval in those states. All the regulatory states also have review and/or public hearing procedures, and other conditions that Shepard must satisfy before the Insurance Regulatory Approval Condition can be met. Shepard also has not provided to DGI a complete copy of the Form A Application, which DGI believes is required by law. The DGI Board believes that unless and until Shepard meets all of the legal and procedural requirements applicable to the insurance regulatory approval process in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, the insurance regulatory process in all six states will not proceed in a manner that will satisfy the Insurance Regulatory Approval Condition by the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date. Moreover, Shepard cannot waive the requirement of insurance regulatory approval in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, which by law are indispensable legal conditions precedent to the consummation of the Amended Offer.

In addition, although Shepard may ultimately decide to waive the Minimum Tender Condition – unlike the HSR Condition, the FRB Condition and the Insurance Regulatory Approval Condition, which cannot be waived because they are indispensable legal conditions that must be satisfied before Shepard can consummate the Amended Offer – it too cannot be satisfied. Shepard’s Minimum Tender Condition cannot be satisfied because, as set forth in Item 4(d), none of the directors, executive officers or affiliates of DGI or Donegal Mutual intends to tender their Class B Shares to Shepard pursuant to his Amended Offer. As a result, sufficient Class B Shares are not available for purchase by Shepard that would permit him to satisfy the Minimum Tender Condition.

For the foregoing reasons, the DGI Board and the Special Committee determined that the HSR Condition, the FRB Condition, the Insurance Regulatory Approval Condition and the Minimum Tender Condition cannot be satisfied by the May 20, 2013 Expiration Date or within a reasonable period of time following the May 20, 2013 Expiration Date. Accordingly, the DGI Board continues to believe that Shepard’s Amended Offer is illusory and recommends that the holders of Class B Shares REJECT the Amended Offer and NOT TENDER their Class B Shares to Shepard for purchase pursuant to the Amended Offer.

(d) Intent to Tender

If the directors and executive officers of DGI were to tender pursuant to the Amended Offer all Class B Shares they own, they would receive the same cash consideration and on the same terms and conditions as all other holders of Class B Shares. As of April 1, 2013, the directors and executive officers of DGI own an aggregate of 196,122 Class B Shares, or 3.5% of the outstanding Class B Shares. If the directors and executive officers of DGI were to tender all of such Class B Shares for purchase pursuant to the Amended Offer and those Class B Shares were accepted for purchase by Shepard, the directors and executive officers of DGI would receive an aggregate consideration of approximately $5.9 million in cash.

To the knowledge of DGI, none of the directors, executive officers or affiliates of DGI or Donegal Mutual intends to tender the Class B Shares they held of record or beneficially owned for purchase pursuant to the Amended Offer. Donald H. Nikolaus, the President and Chief Executive Officer of DGI, advised the Special Committee that he has considered the Amended Offer and has determined that he will not tender any of the 186,375 Class B Shares he beneficially owns for purchase by Shepard.

If you have tendered your DGI Class B Shares, you can withdraw them. Please contact our information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 for assistance in withdrawing your tender. You can also contact your broker or DGI. The information to contact DGI is set forth below:

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547

(717) 426-1931

DGI includes copies of its press release and a letter to its stockholders relating to the recommendation of the DGI Board to reject the Amended Offer as Exhibit (a)(1) and Exhibit (a)(2) to this Amended 14D-9 and incorporates such press release and letter by reference in this Amended 14D-9.

Item 9.	Exhibits.

DGI herewith files the following exhibits or incorporates such exhibits in this Amended 14D-9:

Exhibit Number	Description

(a)(1)	Press Release of DGI dated May 2, 2013

(a)(2)	Letter from DGI to the Holders of Class B Common Stock dated May 2, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

Dated: May 2, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press Release of DGI dated May 2, 2013

(a)(2)	Letter from DGI to the Holders of Class B Common Stock dated May 2, 2013